NEWS RELEASE

BRASCAN POWER AND CANADIAN HYDRO TO ISSUE
$70 MILLION OF SENIOR SECURED BONDS

GATINEAU AND CALGARY, February 7, 2005 – Brascan Power and Canadian Hydro Developers, Inc. (“Canadian Hydro”) announced today that they will issue, through a private placement, C$70 million of senior secured bonds maturing in 10 years and bearing an interest rate of 5.28 percent per annum. The transaction is expected to close February 11, 2005.

The senior bonds are non-recourse to Brascan Power and Canadian Hydro and are secured by the jointly owned 45 MW Pingston Hydroelectric Generating Station. The net proceeds will be used for general corporate and business purposes by Brascan Power and Canadian Hydro.

“The success of this debt financing at a favorable interest rate reflects the high quality of the generating facility and its strong credit profile,” said Harry Goldgut, Co-Chair and Chief Executive Officer of Brascan Power.

“We are extremely pleased with the debt financing of this marquis asset together with Brascan Power,” said John Keating, Chief Executive Officer of Canadian Hydro. “The Pingston Hydroelectric Generating Station will generate stable, long-term cash flow and is an ideal asset for an interest only, 10 year debt financing.”

The senior bonds have been assigned a preliminary rating of A (High), with a Stable trend, by Dominion Bond Rating Service Limited (DBRS).

Scotia Capital and Trilon Securities acted as agents for this financing.

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Brascan Power comprises the power generating, distribution and marketing operations of Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A). Brascan Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for nearly 100 years. Brascan Power’s portfolio includes 119 hydroelectric generating stations located on 37 river systems, three co-generation facilities and transmission and distribution assets, principally in the northeast. Brascan Corporation is an asset management company with a focus on real estate and power generation.

Canadian Hydro (TSX: KHD) is a developer, owner and operator of 15 low impact renewable energy power plants, representing 112 MW of net installed capacity, which are all certified under the EcoLogoM program. Canadian Hydro’s construction projects, including the Grande Prairie EcoPower® Centre, Upper Mamquam Hydroelectric and Melancthon Grey Wind Projects are slated for certification under this program upon completion. Canadian Hydro is passionate about meeting the goals of investors and the needs of the environment. As industry leaders, Canadian Hydro is focused on building a sustainable future for Canada and with over 15 years experience, Canadian Hydro is a working model for the unlimited development potential of low-impact renewable energy.

For more information on Brascan Power, please visit www.brascanpower.com or contact:

Shelley Moorhead
Director, Corporate Communications
& Investor Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

For on Canadian Hydro information, please visit www.canhydro.com or contact:

John Keating, CEO	Kent Brown, CFO
e-mail: john@canhydro.com	e-mail: kent@canhydro.com
phone: 403.298.0251	phone: 403.298.0253

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The companies undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.